Item 77 D - Insert

Scudder Flag Investors Equity Partners Fund, Inc.--N-SAR

At the December 2003 Board meeting, the Board of Trustees approved Scudder Flag Investors Equity Partners Fund, Inc. to use uninvested cash to purchase shares of affiliated funds, including money market funds and Scudder Cash Management QP Trust or entities for which the Fund's Advisor may act as investment advisor now or in the future that operate as cash management vehicles but are excluded from the definition of investment company pursuant to Section 3(c)(1) or 3
(c)(7) of the 1940 Act (the "Central Funds") in excess of the limitations of Sections 12(d)(1) of the 1940 Act. The Fund will invest uninvested cash in Central Funds only to the extent that the Fund's aggregated investment in the Central Funds does not exceed 25% of its total assets.